Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

December 20, 2023

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.
Registration Statement on Form N-2
File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 15, 2023, regarding Pre-Effective Amendment No. 8 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on December 5, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses. Revisions noted below are included in Pre-Effective Amendment No. 9 to the Registration Statement (the “Amendment”) filed concurrently with this response letter. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

1.	Please confirm in correspondence that all of the Company’s responses to prior comments received from the Staff have been filed on EDGAR prior to the registration statement being declared effective.

Response: The Company respectfully advises the Staff that all of the Company’s responses to comments received from the Staff to date have been filed on EDGAR.

2.	On the Prospectus cover page, please organize the following text into bullet point format.

“Investing in our common stock involves a high degree of risk and is highly speculative. In addition, shares of closed-end investment companies frequently trade at a discount to their net asset values. If shares of our common stock trade at a discount to our net asset value, purchaser in this offering will face increased risk of loss. In addition, as we focus on making primarily capital gains-based investments in equity securities, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable distributor of dividends, and we expect that our dividends, if any, will be less consistent than the dividends of other registered investment companies that primarily make debt investments. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock in the “Risk Factors” section beginning on page 16 of this prospectus.

Karen Rossotto, Senior Counsel December 20, 2023 Page 2

There are significant potential risks associated with investing in venture capital-stage companies that have complex capital structures, including limited financial resources, limited operating histories, limited publicly available information, dependence on management and talent efforts of a small group of people and the increased likelihood of unexpected problems in areas of product development, manufacturing, marketing, financial and general management. See “Risk Factors-Risks Associated with Our Investments-Risks associated with investments in rapidly growing venture-capital-backed emerging companies" on pages 19-20 of this prospectus.

As part of our business strategy, we may borrow from and issue senior debt securities to banks, insurance companies and other lenders or investors. This constitutes leverage and may magnify the potential for gain or loss and may increase the risk of investing in our common stock. See "Risk Factors-Risks Related to Leverage" on pages 33-34 of this prospectus.”

Response: The Company respectfully advises the Staff that it organized the required information into bullet point format, which is reflected in the Amendment.

3.	In the “Current Portfolio” description in the “Prospectus Summary” section of the Prospectus, when disclosing the size of the investment portfolio, please disclose the fair value of the portfolio as of June 30, 2023.

Response: The Company respectfully advises the Staff that it has disclosed the fair value of its portfolio as of June 30, 2023 in the “Current Portfolio” description in the Amendment,

4.	We refer to the disclosure regarding the privately-issued warrants on page 8 of the prospectus. Please revise to indicate that the warrants were “deemed to have expired” 120 days following the Company’s registration as an investment company.

Response: The Company respectfully advises the Staff that it has revised the disclosure related to the privately-issued warrants on page 8 of the Prospectus in the Amendment, in response to the Staff’s comment.

5.	Please discuss in correspondence any plans the Company, the Company’s Adviser or their respective affiliates have or are considering with respect to the prior holders of the expired warrants.

Response: The Fund confirms that, as of the date hereof, neither it nor any of its affiliates has current plans to conduct an offering or other transaction that would impact former warrantholders.  However, the Fund reserves the right, subject to approval from its board of directors, to conduct a private or public offering of debt or equity securities to existing holders or to new investors in the future so long as any such offering is consistent with the federal securities laws. The Fund further believes that previewing any future transaction or even the possibility of such a transaction in a response letter that will be made public is not appropriate as it may have the effect of conditioning the market for such securities.

6.	We refer to your disclosure under “Material Relationships with Selling Stockholder” on page 62 of the prospectus where you indicate that “Other than in connection with the transactions described below, we have not had any material relationships with the Selling Stockholder in the last three (3) years.” Please revise to reference the relationships between the Company and the Selling Stockholder.

Response: The Company respectfully advises the Staff that the description of the Company’s material relationship with the Selling Stockholder has been revised in the Amendment in response to the Staff’s comment.

Karen Rossotto, Senior Counsel December 20, 2023 Page 3

7.	We refer to the disclosure on page 64 in the “Plan of Distribution” section that relates to the “writing or settlement of options or other hedging transactions.” Please confirm in correspondence that these transactions would not involve short sales of the Company’s shares.

Response: The Company respectfully advises the Staff that the “writing or settlement of options or other hedging transactions” will not involve short sales of the Company’s shares by the Selling Stockholder.

8.	On page S-6 of the Statement of Additional Information, please update the term of office for Travis Mason, one of the Company’s Independent Directors.

Response: The Company respectfully advises the Staff that Travis Mason’s term of office has been updated in the Amendment to reflect Mr. Mason’s re-election as a Class I member of the board of directors of the Company on December 7, 2023, to serve until the 2026 annual meeting of shareholders and until his successor is duly elected and qualified.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP David Manion, Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.